Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31
	2008	2009	2010	2011	2012
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$371,920	$421,487	$556,025	$506,895	$701,294
Add:
Interest expense (1)	255,073	251,291	247,504	313,328	403,150
Operating leases	79,189	82,522	90,001	109,817	125,706
Amortization of interest capitalized	2,692	2,751	2,819	2,218	2,315

Earnings as adjusted	708,874	758,051	896,349	932,258	1,232,465

Computation of fixed charges:
Interest expense (1)	255,073	251,291	247,504	313,328	403,150
Interest capitalized	770	495	1,011	2,096	1,926
Operating leases	79,189	82,522	90,001	109,817	125,706

Fixed charges	335,032	334,308	338,516	425,241	530,782

Excess in earnings required to cover fixed charges	$373,842	$423,743	$557,833	$507,017	701,683

Ratio of earnings to fixed charges (2)	2.12	2.27	2.65	2.19	2.32

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purpose of this calculation, “earnings” consists of income from continuing operations before income taxes, income on equity method investments, fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts and premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.